QUARTER ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

THREE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the three months ended December 31, 2007 and audited financial statements for the year ended September 30, 2007, prepared in accordance with Canadian generally accepted accounting principles, and publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of February 8, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

Taseko is a mining and mineral exploration company with four properties located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine and three exploration projects: the Prosperity gold-copper property, the Harmony gold property and the Aley niobium property.

In the first quarter of fiscal 2008, Taseko continued to focus on expansion of the concentrator and other production improvements at the Gibraltar mine, acquisition of a project approval for the Prosperity project, and review of potential acquisitions to provide for further corporate growth.

During the three months ended December 31, 2007, Taseko had an operating profit of $19.2 million, and net earnings after tax of $16.3 million, as compared to an operating profit of $19.3 million, and net earnings after tax of $11.7 million for the same period in fiscal 2007.

Commissioning of the Semi-Autonomous Grinding (“SAG”) mill at Gibraltar began on schedule with the first feed to the new mill occurring in the last week of December. Completion of all stages of the Phase One expansion is scheduled for February 2008 and ramp up to full production is planned to occur in the following six month period. The Phase Two expansion is on schedule for completion by late 2008.

In October 2007, the Company closed a bought deal short form prospectus offering financing, with an over-allotment option, raising gross proceeds of $42.6 million. The Company also completed a private placement financing in November for gross proceeds of $7.6 million.

A new collective agreement with the union at Gibraltar Mine was ratified on October 24, 2007. The new agreement is in effect until May 31, 2012.

THREE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.1 Gibraltar Mine

Taseko’s 100% owned Gibraltar mine is located north of the City of Williams Lake in south-central British Columbia.

First Quarter 2008 Sales and Inventory

Copper

  Copper in concentrate sales for the quarter were 11.8 million pounds of copper, a decrease from the 16.9 million pounds of copper sold during the same quarter in fiscal 2007. Copper in concentrate in inventory at December 31, 2007 was 6.3 million pounds.

  Copper in cathode sales were 0.44 million pounds compared to none in the same quarter of fiscal 2007. Copper cathode in inventory at December 31, 2007 was 0.9 million pounds.

  The average price realized for sales of copper in the quarter was US$3.26 per pound compared to US$2.77 per pound in the same quarter of the previous year.

Molybdenum

  Molybdenum concentrate sales in the quarter were 210,000 pounds of molybdenum, an increase from the 120,000 pounds sold in the same quarter of fiscal 2007. Molybdenum in concentrate inventory at December 31, 2007 was 96,000 pounds.

  The average price realized for sales of molybdenum in the quarter was US$32.18 per pound compared to US$23.70 per pound received during the first quarter of fiscal 2007.

First Quarter 2008 Production

The following is a summary of the operating statistics for the first quarter of 2008 (Q1 2008) compared to the same quarter in fiscal 2007 (Q1 2007).

	Q1 - Fiscal 2008	Q1 - Fiscal 2007
Total tons mined (millions)[1]	10.1	7.7
Tons of ore milled (millions)	2.3	2.4
Stripping ratio	3.2	2.2
Copper grade (%)	0.364	0.284
Molybdenum grade (%Mo)	0.012	0.010
Copper recovery (%)	79.3	77.3
Molybdenum recovery (%)	50.4	26.2
Copper production (millions lb) [2]	14.4[2]	10.6
Molybdenum production (thousands lb)	291	120
Copper production costs, net of by-product credits[3] , per lb of copper	US$0.98	US$1.19
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.44	US$0.33
Total cash costs of production per lb of copper	US$1.42	US$1.52

THREE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

Notes to table:
1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 2008 copper production includes 13.4 M lb in concentrate and 1.0 M lb in cathode. 3 The by-product credit is based on pounds of molybdenum and ounces of silver sold.

Tons mined were higher in the first quarter of fiscal 2008 compared to fiscal 2007. Ore milled was slightly lower in Q1 2008 compared to the same quarter of the prior year as a result of low mill production during December for the planned conversion of #2 rod mill to a ball mill as part of the Phase One concentrator expansion.

Copper recovery was higher in Q1 2008 compared with the same quarter in fiscal 2007 as a result of the installation of the new flotation circuit and higher head grades. Molybdenum production was significantly higher than in fiscal 2007, as the mechanical issues experienced in the molybdenum circuit during the first quarter of the previous fiscal year have been resolved.

Copper in concentrate production during the quarter was 13.4 million pounds, compared to 10.6 million pounds produced in the first quarter of fiscal 2007. Copper cathode production during the quarter was 1.0 million pounds, compared to nil in the same quarter of fiscal 2007. Molybdenum in concentrate production in the quarter was 290,000 pounds, an increase from 120,000 pounds in the same quarter of fiscal 2007.

Cost per pound of copper produced was lower than the same quarter in 2007 as a result of maintaining expenditure levels while increasing copper and molybdenum production. Off-property costs increased during the quarter as bulk ocean freight rates rose significantly related to higher seasonal shipping prices, roasting fees for molybdenum increased and the Canadian dollar strengthened from the same period in the prior fiscal year.

Concentrator Expansion Project

The two phase expansion underway at the concentrator facility at Gibraltar is continuing on time and on budget. The first phase, which is nearing completion, has involved the installation of a new thirty-four foot diameter Semi Autogenous Grinding (SAG) mill as well as installation of ten new flotation cells and various upgrades to increase the ore processing capacity to 46,000 tons per day (tpd). At the end of the quarter, the SAG mill installation was completed and the flotation cells had been operational for four months. Ramp up to the full 46,000 tpd rate is expected to occur over the next six months.

The Phase Two expansion consists of modernizing and increasing the capacity of the regrind, cleaner flotation, and concentrate circuits, installing a two stage tailings pumping system and adding a pebble crusher to the SAG mill circuit. Phase two is designed to increase concentrator capacity from 46,000 to 55,000 tpd. Design work and procurement is on schedule for project completion by late 2008.

Labour and Safety

The number of active personnel at the end of the fiscal year was 370, compared to 284 at the end of fiscal 2007.

There were no lost time accidents during the quarter.

THREE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.2 Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.

In September 2007, the Company announced the positive results of a feasibility study for the Project. The Company is actively advancing opportunities for improved economic performance through further metallurgical testing and optimization of the concentrator flowsheet, applying the most up-to-date facility designs and construction techniques, and reducing indirect costs. Detailed engineering began in January 2008.

The Project is currently in the joint Federal/Provincial Environmental Assessment process. The federal responsible authorities, the Department of Fisheries and Oceans, Transport Canada, and Natural Resources Canada, have recommended to the Federal Minster of Environment that the project be referred to a Joint Panel Review. Provincially, the Executive Director of the Environmental Assessment Office has also referred the project to the Provincial Minister of Environment for a decision regarding a Joint Panel Review. Taseko is actively engaged with federal and provincial regulatory agencies in the review of the Project and is also engaged in discussions with local First Nations and other communities.

1.2.3 Harmony Project

Taseko holds 100% of the Harmony gold project, located on the Queen Charlotte-Haida Gwaii on the northwest coast of British Columbia. The Company has undertaken property maintenance and environmental monitoring activities at Harmony since acquiring the project in 2001.

The Company initiated a review of engineering work on the project in late 2007 following the designation of the area as a mineral development zone under the Queen Charlotte-Haida Gwaii Land and Resource Management Plan. The review is continuing and plans to move the project forward in 2008 are being evaluated.

1.2.4 Aley Project

Taseko acquired 100% of the Aley niobium project in northern British Columbia in fiscal 2007. Niobium is a metal used in making high strength steels required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications. The metal is currently selling for $30/kg and the market is growing at 5-8% per year. Currently, the world supply is dominated by only two producers: CBMM, a Brazilian miner, and Iamgold, which operates the Niobec Mine in Quebec.

Taseko successfully completed an initial exploration program on the Aley deposit in 2007, and is evaluating an accelerated drilling and engineering work program in the summer of 2008 with the intention of advancing the Aley Project toward a feasibility study.

THREE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.5 Market Trends

Overall, copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. As a result of increasing supply, prices dropped slightly in early 2007, but have increased again since mid February. The average price in 2007 was US$3.22/lb. Copper prices have averaged US$3.21/lb in January 2008.

Overall, gold prices have been increasing for more than three years. The gold price averaged approximately US$695/oz in 2007 and has averaged US$890/oz during January 2008.

Molybdenum prices increased from US$7.60/lb in 2003 to US$34/lb in 2004, and peaked at an average price of US$34/lb in 2005. Prices stabilized in 2006, averaging US$25.53/lb over the year, and strengthened in 2007, to average approximately US$30.47. Molybdenum prices have averaged US$33.22/lb in January 2008.

Over the past two years, the Canadian dollar has strengthened significantly against the United States dollar. The Company sells its products in United States dollar but its expenses are denominated primarily in Canadian dollars. The twelve-month average at December 31, 2006 for one United States dollar was 1.1343 Canadian dollars. The twelve-month average at December 31, 2007 for one United States dollar was 1.074 Canadian dollars. At December 31, 2007, one United States dollar was equivalent to 0.9913 Canadian dollar. The Canadian dollar is expected to remain strong over the next two years, with forecasts anticipating an average of one United States dollar to 1.02 Canadian dollar in 2008 and 1.08 Canadian dollar in 2009.

THREE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in thousands of Canadian dollars except per share amounts.

	As at September 30
Balance Sheets	2007	2006	2005
Current assets	$94,619	$149,447	$58,380
Mineral properties	18,407	2,628	3
Property, plant and equipment	158,492	43,817	9,914
Other assets	105,745	101,569	122,700
Total assets	$377,263	$297,461	$190,997
Current liabilities	44,589	47,863	52,205
Other liabilities	169,014	148,664	109,682
Shareholders’ equity	163,660	100,934	29,110
Total liabilities & shareholders’ equity	$377,263	$297,461	$190,997

	Year ended September 30
Statements of Operations	2007	2006	2005
Revenue	$218,426	$161,900	$87,638
Cost of sales	(109,533)	(103,628)	(71,348)
Amortization	(3,155)	(3,412)	(2,657)
Operating profit	$105,738	$54,860	$13,633

Accretion of reclamation obligation	1,777	1,732	1,574
Exploration	8,967	3,544	506
Foreign exchange loss (gain)	233	(289)	34
Gain on asset retirement obligation change of estimates	(4,570)	–	–
Loss on sale of equipment	–	–	2,161
Loss on extinguishment of capital leases	–	240	–
General and administration	6,501	5,286	2,412
Ledcor termination fee	–	3,500	–
Gain on sale of marketable securities	(1,508)	–	–
Interest and other income	(11,093)	(7,170)	(10,548)
Interest expense	5,947	4,594	3,175
Interest accretion on convertible debt	2,922	1,280	1,075
Restart project	–	–	6,347
Stock-based compensation	6,771	3,182	1,129
Change in fair market value of financial instruments	1,925	–	–
Earnings before income taxes	$87,866	$38,961	$5,768
Current income tax recovery (expense)	(3,959)	(4,397)	4,099
Future income tax recovery (expense)	(35,645)	(1,648)	13,423
Earnings for the year	$48,262	$32,916	$23,290
Other comprehensive income (loss):
Unrealized loss on reclamation deposits	(419)	–	–
Unrealized gain (loss) on marketable securities/investments	4,710	–	–
Reclassification of realized gain on sale of marketable securities	(1,508)	–	–
Tax effect	(445)	–	–
Other comprehensive income	$2,338	$–	$–
Total comprehensive income	$50,600	$32,916	$23,290
Basic earnings per share	$0.37	$0.29	$0.23
Diluted earnings per share	$0.36	$0.26	$0.21
Basic weighted average number of common shares outstanding	129,218	113,554	100,022
Diluted weighted average number of common shares outstanding	142,278	126,462	110,733

THREE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

All numbers, except per-share amounts, are expressed in thousands of Canadian dollars. Small differences are due to rounding.

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2007	2007	2007	2007	2006	2006	2006	2006
Current assets	117,251	94,619	97,907	114,756	129,940	149,447	68,651	64,839
Mineral properties	18,941	18,407	15,986	5,468	3,554	2,628	3	3
Properties, plant and equipment	182,342	158,492	120,857	95,627	63,281	43,817	31,266	10,022
Other assets	106,873	105,745	104,781	104,677	104,051	101,569	103,193	122,691
Total assets	425,407	377,263	339,531	320,528	300,826	297,461	203,113	197,555

Current liabilities	22,439	44,589	35,225	36,426	37,411	47,863	39,330	40,815
Other liabilities	173,042	169,014	155,070	151,799	149,912	148,664	97,588	109,158
Shareholders’ equity	229,926	163,660	149,236	132,303	113,503	100,934	66,195	47,582
Total liabilities and
shareholders’ equity	425,407	377,263	339,531	320,528	300,826	297,461	203,113	197,555

Revenue	(44,924)	(53,998)	(55,907)	(51,624)	(56,897)	(23,196)	(59,922)	(37,511)
Mine site operating costs	19,810	17,062	21,399	18,962	30,809	8,829	31,866	22,574
Transportation and treatment	5,229	5,220	4,714	5,062	6,305	(7,581)	8,973	6,643
Amortization	701	667	1,374	677	437	898	812	852
Expenses:
Accretion of reclamation
obligation	307	760	339	339	339	433	433	433
Conference and travel	157	98	72	156	168	223	39	84
Consulting	78	198	138	167	80	137	104	78
Exploration	2,123	2,320	2,188	2,546	1,913	(155)	2,958	471
Interest expense and accretion
charges	1,891	2,042	2,199	2,722	1,906	1,678	2,311	1,043
Ledcor termination fee	–	–	–	–	–	3,500	–	–
Legal, accounting and audit	219	443	130	484	163	(81)	1,061	334
Office and administration	1,250	975	833	905	762	(107)	1,047	665
Shareholder communications	136	99	140	134	113	101	183	97
Trust and filing	115	23	20	118	81	55	23	215
Interest and other income	(2,535)	(2,901)	(2,434)	(2,978)	(2,778)	(2,418)	(1,579)	(1,546)
Gain on sale of marketable
securities	–	–	–	(1,509)	–	–	–	–
Income taxes expense (recovery)	(1,315)	15,727	6,739	11,485	5,653	(1,968)	5,603	2,410
Asset retirement obligation
change of estimates	(2,413)	(4,570)	–	–	–	–	–	–
Foreign exchange loss (gain)	40	756	1,454	(472)	(1,505)	(132)	323	(448)
Stock-based compensation	2,772	1,817	1,865	2,330	759	731	1,685	535
Change in fair value of financial
instruments	77	617	2,331	(995)	(28)	–	–	–
Earnings for the period	16,282	12,645	12,406	11,491	11,720	19,053	4,080	3,071
Earnings per share - basic	0.12	0.10	0.10	0.09	0.09	0.16	0.04	0.03

THREE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

The Company’s pre-tax earnings for the three months ended December 31, 2007 decreased to $15.0 million, compared to $17.4 million for the three months ended December 31, 2006. The decrease in pre-tax earnings is due to number of factors affecting revenues such as the timing of copper shipments and foreign exchange fluctuations.

The Company reported revenues of $44.9 million for the quarter, compared to $56.4 million in the first quarter of the prior year. The decrease in revenue was the result of a decrease in copper concentrate sales from 16.9 million pounds in Q1 2007 to 11.8 million pounds in Q1 2008. Management chose not to ship in anticipation of improved seaborne shipping costs and copper prices in 2008. In addition, the value of the Canadian dollar appreciated significantly between Q1 2007 and Q2 2008 which negatively impacted revenue in Q1 2008, but this was partially offset by significant increases in copper prices. The average price per pound of copper sold increased to US$3.26 per pound, up from US$2.77 per pound in the same quarter in fiscal 2007. In addition, copper cathode sales also partially offset the decrease in copper concentrate revenue since there were no copper cathode sales in Q1 2007.

Revenues in the first quarter consisted of copper concentrate sales of $36.8 million (2007 – $53.2 million), copper cathode of $1.3 million and molybdenum concentrate sales of $6.8 million (2007 – $3.3 million).

Cost of sales for the first quarter of fiscal 2008 was $25.0 million, compared to $36.6 million for the same period in fiscal 2007. Costs of sales consists of total production cost of $21.5 million (2007 – $18.1 million) for metal produced and sold during the quarter and a concentrate inventory adjustment of $1.7 million (2007 – $13.2 million). Treatment and transportation costs totaling $5.2 million (2007 – $6.3 million) were also included in cost of sales for the first quarter of 2008. The decrease in cost of sales for the period was due to lower production costs per pound of copper and lower sales volumes compared to Q1 2007.

Amortization expense for the quarter was $0.7 million compared to $0.4 million for the same period in fiscal 2007. The increase is the result of capital equipment additions during the quarter as well as the start of utilization of several pieces of equipment related to the concentrator expansion. Mining and milling assets are amortized using the units of production method based on tons mined and tons milled respectively and divided by the estimated tonnage to be mined and milled in the mine plan. An increase in recoverable reserves during the period resulted in higher estimated tonnage to be recovered in the mine plan and hence, a reduced annual amortization rate.

Exploration expenses increased to $2.1 million in the first quarter of fiscal 2008, compared to $1.9 million for the same period in fiscal 2007. This increase is due to a higher level of exploration activity at the Company’s Prosperity project, and includes activities relating to the enhancing the economic opportunities for Prosperity. During the quarter, the Company also capitalized $0.5 million (Q1 2007 –$1.0 million) of exploration expenses related to increasing the reserves and life of mine at Gibraltar.

General and administrative costs increased to $2.0 million in the first three months of fiscal 2008 compared to $1.4 million for the same period in fiscal 2007. The increase was mainly attributable to

THREE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

higher staffing levels relating to increased work for Prosperity, the mill expansion, and an increase in corporate activities relating to the Company’s acquisition and tax planning initiatives.

Stock-based compensation increased to $2.8 million in the current quarter, compared to $0.8 million in the same period in fiscal 2007, as a result of the amortization of stock compensation on options granted during the prior fiscal year.

Interest and other income were $2.5 million as compared to $2.8 million in 2007. The decrease was due to a lower average cash balance in Q1 2008 compared to the same period in the prior year. Interest expense and interest accretion were the same as in the first quarter of 2007.

Current income tax expense of $1.2 million was recorded in the quarter, compared to $1.8 in the same period of fiscal 2007. In addition, the Company had a future income tax recovery of $2.5 million in the current quarter compared to a future income tax expense of $3.8 in the same period of fiscal 2007. The decrease in current income taxes from the same quarter in 2007 is due mainly to the Company’s ability to realize certain tax pools and a lower net income for tax purposes in Q1 2008 compared to the same period in fiscal 2007. The future income tax recovery is due mainly to a reduction in future corporate tax rates announced by the Canadian government in December 2007.

The Company also has a tax liability provision of $25.1 million (2006 – $21.6 million) recorded on the Company’s balance sheet recorded in fiscal 2004 in accordance with Canadian generally accepted accounting principles.

1.6 Liquidity

At December 31, 2007, Taseko had working capital of $90.8 million, as compared to a $50.0 million at September 30, 2007. The increase in working capital was primarily a result of the financings discussed below.

Management anticipates that revenues from copper and molybdenum in concentrates and copper cathode, along with current cash balances, will be sufficient to cover operating costs, working capital, and the Gibraltar mill expansion.

On October 30, 2007, the Company closed a “bought deal” short form prospectus offering of 7,115,385 common shares at a price of $5.20 per common share. The Company granted to the underwriters an over-allotment option to purchase up to an additional 1,067,307 common shares at $5.20. The underwriters elected to exercise the over-allotment option in full at the closing, resulting in aggregate gross proceeds to the Company of $42.5 million. On November 13, 2007, the Company completed a private placement financing. The Company issued 1,455,100 common shares at a price of $5.20 per share for gross proceeds of $7.6 million.

Other than those obligations disclosed in the notes to its unaudited financial statements for the period ended December 31, 2007 and audited annual financial statements for the year ended September 30, 2007, the Company has no other long term debt, capital lease obligations, operating leases or any other long term obligations.

THREE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company’s cash and equivalents are invested in business accounts and bankers acceptances with CIBC, and which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

1.7 Capital Resources

The Company had no commitments for material capital expenditures as of December 31, 2007.

The Company has purchase orders in the normal course of operations for capital equipment required for the Gibraltar expansion project. The orders have specific delivery dates and financing of this equipment will be through existing cash resources.

The Company has no lines of credit or other sources of financing.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Taseko. HDI has certain directors in common with the Company and carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDI on a full cost-recovery basis.

Costs for services rendered and costs incurred on behalf of the Company by HDI during the three month ended December 31, 2007 were $1.8 million, as compared to $1.3 million in the first quarter of 2007. The increase over prior fiscal year is due to higher staffing levels required to support the increase in general corporate development and exploration activities.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

None.

1.12 Critical Accounting Estimates

The Company's significant accounting policies are presented in notes 3 and 4 of the audited consolidated statements for the year ended September 30, 2007. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting

THREE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

policies and make estimates. Such estimates may have a significant impact on the consolidated financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of concentrate inventories and supplies inventories the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  rates of amortization of property, plant and equipment
  the carrying values of the reclamation liability,
  the carrying values of the convertible debentures and conversion rights, income taxes,
  the valuation allowances for future income taxes,
  the carrying values of the receivables from sales of concentrate, the carrying values of deferred revenue,
  the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

During the three month period ended December 31, 2007, the Company increased its mineral reserves at the Company’s Gibraltar mine, thereby extending the life of the mine. Consequently, the rates of amortization of the Company’s property, plant and equipment, the carrying values of the reclamation liability, and the Company’s future income taxes have been revised to reflect the extended mine life.

Mining and milling assets are amortized using the units of production method based on tons mined and milled divided by the estimated tonnage to be recovered in the mine plan. An increase in recoverable reserves results in higher estimated tonnage to be recovered in the mine plan and hence a reduced annual amortization rate.

1.13 Change in Accounting Policies including Initial Adoption

Effective October 1, 2007, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

a) Accounting Changes (Section 1506)

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. As a result, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information.

THREE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

b) Capital Disclosures (Section 1535)

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

c) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. It increases the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

New Accounting Pronouncements Not Yet Adopted:

(a) Inventories (Section 3031)

This standard replaces existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous writedowns to net realizable value when there is a subsequent increase in the value of inventories. The new Section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

(b) Going Concern – Amendments to Section 1400

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its financial statements.

1.14 Financial Instruments and Other Instruments

Please refer to Section 1.13 above.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

THREE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at February 8, 2008 the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				140,247,830

Share purchase option	March 27, 2009	$ 2.07	30,000
	March 27, 2009	$ 2.18	153,000
	March 27, 2009	$ 2.68	110,000
	February 24, 2010	$ 3.07	904,000
	July 3, 2010	$ 4.03	130,000
	September 28, 2010	$ 1.15	1,128,334
	September 28, 2010	$ 2.07	70,000
	September 28, 2010	$ 2.18	100,000
	March 28, 2011	$ 2.18	442,000
	March 28, 2011	$ 2.63	360,000
	March 28, 2011	$ 2.68	90,000
	August 22, 2011	$ 4.09	331,166
	February 24, 2011	$4.50	1,370,000
	February 24, 2012	$4.50	924,000
	February 24, 2012	$ 3.07	1,818,000
	February 24, 2012	$ 5.06	193,000	8,153,500

Warrants	June 4, 2009	$3.48	120,000	120,000

Convertible debenture,	July 21, 2009	$ 5.14	3,307,393	3,307,393
Boliden Westmin (Canada) Limited

Convertible bonds	August 29, 2011	US$3.35	8,955,224	8,955,224

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

THREE MONTHS ENDED DECEMBER 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3 Internal Controls over Financial Reporting Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting occurred during the most quarter ended December 31, 2007 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.15.4 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the quarter ended December 31, 2007 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.